Exhibit 23.1

KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 19, 2021, with respect to the consolidated financial statements of Sprinklr Inc, incorporated herein by reference.

Our report on the consolidated financial statements of the Company refers to a change in the method of accounting for revenue and related costs effective February 1, 2019 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers.

/s/ KPMG LLP

New York, New York

June 25, 2021

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.